ENPHASE ENERGY, INC.
47281 Bayside Pkwy
Fremont, CA 94538

April 15, 2019

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Eric Atallah

RE:	Enphase Energy, Inc.
Registration Statement on Form S-3
File No. 333-230716

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on April 17, 2019, or as soon thereafter as is practicable.

Thank you for your assistance. If you should have any questions, please contact John Sellers or Marina Remennik of Cooley LLP, counsel to the Registrant, at (650) 843-5070 or (650) 843-5124.

ENPHASE ENERGY, INC.

By: /s/ Eric Branderiz
Eric Branderiz
Chief Financial Officer